HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

15 May 2006

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Dear Mr. Rohn:

We have communicated with our client.  The undersigned was out of the office a couple of days last week and needs to review the work that has been done.  As soon as we can communicate with the accountant and our client regarding the responses, we should be able to provide answers to all of your inquiries.  Please allow us a few more days.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc